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06013668

15 May 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL


SEC MAIL
PROCESSING
RECEIVED
MAY 2 2 2006
WASH, D.C.
185
SECTION

Dear Sirs, New GKN PLC

GKN plc
- **AGM Statement**
- **Result of AGM**
- **Directorate change**

For your information I enclose copies of the above announcements, released on May 12th.

Yours faithfully,

Sandie De Ritter

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

Encs

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	AGM Statement
Released	11:24 12-May-06
Number	PRNUK-1105

12 May 2006

GKN Chairman's AGM Statement

At the Annual General Meeting of GKN plc in London today, Roy Brown, Chairman, made the following statement in relation to current trading:

'Trading conditions in the first four months of the year have been in line with the broadly stable outlook we reported in February.

In Automotive, North American and European production volumes have run at a similar level to last year, with growth seen in Asia Pacific markets, particularly China, benefiting our joint ventures in the region.

OffHighway markets, although steady, are slightly below that seen in last year's very strong first half.

Aerospace markets remain strong with higher civil demand and military programmes broadly unchanged.

However, raw material and energy costs have seen increases in recent weeks to levels somewhat above those anticipated in February with little signs of any easing in the short term.

Against this background, the Group has made a solid start to the year, with trading profits to April slightly above the level of the equivalent period last year, even after absorbing charges for redundancies announced earlier this year in the UK Cylinder Liner business.

Looking ahead, whilst risks still remain, particularly in North American automotive markets, our expectations for the year as a whole remain as reported in our February Outlook Statement. 2006 should be a year of continuing progress for GKN, with the further benefits of the on-going strategic restructuring programme still expected in 2007.'

Enquiries:

GKN Corporate Communications

020 7463 2354

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Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Result of AGM
Released	14:28 12-May-06
Number	PRNUK-1205

GKN plc

RESULT OF AGM

GKN plc announces that at its Annual General Meeting held earlier today, all resolutions were passed on a show of hands.

Details of the proxy votes received prior to the Meeting will be available on the Company's website www.gkn.com.

In accordance with Listing Rule 9.6.2, two copies of the resolutions passed as special business have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility.

The items of special business approved at the AGM were:

(a) approval of the Report on Directors' Remuneration;

(b) authority to purchase the Company's Ordinary Shares; and

(c) authority to support `EU political organisations'.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

G Denham

Company Secretary

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Company	GKN PLC
TIDM	GKN
Headline	Directorate Change
Released	14:31 12-May-06
Number	PRNUK-1205

GKN plc

DIRECTORATE CHANGE

GKN plc announces that Baroness Hogg retired as non-executive Director and Deputy Chairman of the Company with effect from the conclusion of the Annual General Meeting held on 12 May 2006.

The Board would like to record their thanks to Sarah for the valuable contribution she made throughout her nine years' service.

G Denham

Company Secretary

END

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